SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2010

Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News release, dated December 23, 2010.

DOCUMENT 1

December 23, 2010

RIM Executive Adopts Automatic Securities Disposition Plan

Waterloo, ON - Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today announced that Brian Bidulka, RIM’s Chief Financial Officer, has adopted a new automatic securities disposition plan (“ASDP”) in accordance with the Securities and Exchange Commission’s Rule 10b5-1 (“Rule 10b5-1”), applicable Canadian provincial securities legislation, including the guidance under Ontario Securities Commission’s Staff Notice 55-701 (the “Canadian Legislation”), and RIM’s Insider Trading Policy.

Rule 10b5-1 and the Canadian Legislation permit insiders to adopt written ASDPs (generally referred to in the United States as “Rule 10b5-1 Plans”) to sell, donate or otherwise transfer shares in the future (including upon exercise of stock options) according to the ASDP on an automatic basis regardless of any subsequent material non-public information they receive.  Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP.  RIM recognizes that insiders may have reasons unrelated to their assessment of a company or its prospects in determining to effect transactions in that company’s common shares under an ASDP.  These reasons might include, for example, charitable donations, tax and estate planning, retirement planning, the purchase of a home, the payment of university tuition for a child, the establishment of a trust, the balancing of assets and diversification of investments in an orderly manner, or other personal reasons.  RIM also recognizes that many of its officers and employees have a substantial portion of their personal net worth represented by securities of the Company.

In addition to meeting the basic requirements of Rule 10b5-1 and Canadian Legislation, RIM has in place additional measures that are designed to conform with “best practices” relating to ASDPs.  Those measures include the following: (i) ASDPs may only be adopted during a trading window; (ii) a waiting period of three months will generally be required between the adoption of the ASDP and the first disposition under the ASDP; (iii) an ASDP should generally have a duration of 12-24 months; (iv) the ASDP must contain meaningful restrictions on the ability of the insider to modify or terminate the ASDP; and (v) the ASDP should generally provide for regular sales of smaller amounts (relative to an insider’s holdings) over a period of time rather than large sales during a short period of time after adoption of the ASDP.  In addition, RIM’s Insider Trading Policy requires all ASDPs to be pre-cleared by the Compensation, Nomination & Governance Committee (the “Committee”) of RIM’s Board of Directors, which is comprised of independent directors.  The Committee will also consider such other “best practices” as they exist at the time an insider adopts an ASDP and may impose such additional requirements, or grant such exceptions, as it determines are necessary or appropriate.

The objective of Mr. Bidulka’s ASDP is to facilitate the donation of 2,500 RIM shares to a registered charitable foundation and the sale of 66,500 RIM shares by Mr. Bidulka over the two-year term of the ASDP.  The RIM shares to be donated and sold by Mr. Bidulka are issuable upon the exercise and vesting of stock options and restricted share units granted to Mr. Bidulka and include 25,000 shares underlying stock options that are expiring during the term of the ASDP and 20,000 shares underlying RSUs that are vesting during the term of the ASDP.  Donations and sales under Mr. Bidulka’s ASDPs will not commence until after the expiry of a three-month waiting period following the adoption of the ASDP and will be subject to certain limit order prices.

Dispositions by Mr. Bidulka under his ASDP will be reported in accordance with applicable Canadian securities laws (RIM’s insiders are exempt from filing insider reports under U.S. securities laws).  Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.

Other insiders of the Company may from time to time adopt ASDPs during trading windows.  RIM will issue a press release to announce the adoption of any other ASDPs by its directors or executive officers.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	December 23, 2010	By:	/s/ Brian Bidulka
Name: Brian Bidulka Title: Chief Financial Officer